Exhibit 99.1

Dominion Diamond Corporation Provides Update

Comments on Recent Developments and Statements in Media

Remarks on Consistent Efforts to Engage with Washington Corporations and Fact that No Formal Offer Has Been Made

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--March 22, 2017--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) today re-confirmed that while its Board of Directors remains confident in the Company’s long-term strategic plan and the opportunity it provides to enhance value for all shareholders, as it always has, the Board remains open to holding discussions with Washington Corporations (“WashCorps”) on customary terms and in a manner that protects the interests of the Company and its stakeholders.

It is important to highlight to all Dominion shareholders that:

  WashCorps has not made a formal offer to Dominion or its shareholders. Should Dominion receive a formal offer, the Board of Directors will assess it.
  Dominion has consistently told WashCorps that it is prepared to engage in discussions on customary terms in order to allow WashCorps to improve its conditional and opportunistic indicative proposal.
  WashCorps has insisted on terms that would give it a “free option” and present significant risks to the Company and shareholder interests.

To provide clarity, Dominion is providing the correspondence exchanged between the Company and WashCorps, which highlights the aggressive and off-market terms and conditions proposed by WashCorps in regards to its opportunistic indicative proposal, and the Company’s responses.

WashCorps’ indication of interest was disclosed by press release on March 19, 2017. All other correspondence between the parties is below:

March 15, 2017

Lawrence R. Simkins, President
Washington Corporations
Post Office Box 16630
Missoula, Montana
USA 59808

Dear Larry,

Thank you for your indicative proposal, and your interest in the Company. Our board has carefully considered, again, the terms that you have insisted on for discussions with us, including your requirement for a lengthy period of exclusivity so that you can begin your due diligence, your insistence that you be able to veto our choice of CEO, and your refusal to accept a customary form of standstill.

While we believe there is more value in the Company than reflected in your indicative proposal, we are and have been prepared to work constructively with you and to engage in discussions with you on customary terms that would allow you to undertake the due diligence that you have said you require and so improve your view on value. However, we cannot, in the best interests of the Company and its stakeholders, grant you exclusivity, or the other rights that you have demanded, before you have completed any due diligence and before we have a better view from you on value.

If you are prepared to engage with us on the customary terms that we have proposed, then I’m confident that our respective advisors can settle an acceptable form of NDA and that you can commence your due diligence promptly. If there is a basis to move forward after you have completed this initial due diligence, then we would be open to considering a period of exclusivity at that time.

Sincerely,

Dominion Diamond Corporation
/s/
James K. Gowans
Chairman

March 17, 201 7

STRICTLY CONFIDENTIAL

The Board of Directors
Dominion Diamond Corporation
4920-52nd Street Suite II02
Yellowknife, NT XIA 3Tl Canada

Attention: James Gowans, Chairman

We write in response to your letter dated March 15, 2017 in order to correct a number of mischaracterizations contained in that letter. In this regard, we note the following:

  You have characterized our requested period for exclusivity as “lengthy". This is incorrect. We requested an exclusivity period in order to complete confirmatory due diligence and negotiate an acquisition agreement that is entirely usual, if not extremely quick, for a transaction of this size and nature. We are able to move quickly because we have already retained financial, legal, tax and accounting advisors and spent a considerable amount of time and money assessing this opportunity. Further, we note that if the board of directors had engaged with us on February 21st, the exclusivity period would be approximately half over by now.
  You have characterized us as being at the beginning point our due diligence. This is incorrect. As explained in our proposal and to the board of directors in-person, we have completed a substantial amount of due diligence based on your public record, public sources and our knowledge of the mining industry. As the board of directors knows, the public record of a public Canadian mining company is quite detailed.
  You have characterized our proposal as an insistence that we would be able to veto your choice of CEO. This is incorrect. We specifically provided that the board of directors could continue it search for a new CEO. What we requested was that you not hire the new CEO during the period of the exclusivity where we were jointly working together towards a transaction. As we repeatedly explained, no public company CEO candidate would want to be hired to learn that the board of directors was considering the possible sale of the Company. You would have to disclose this to the candidate. The pursuit of our proposal and the search for a new CEO are parallel paths. Again, if the board of directors had engaged with us on February 21st, the exclusivity period would be approximately one-half over by now.
  You continue to mention “customary terms” of a standstill. This is incorrect. You sent us a form of non-disclosure agreement that contained a broad standstill, which had never been raised or discussed with us. This standstill is not customary in these circumstances and we proposed a reasonable alternative. We were inclined to reject this outright but advised you on March 14th that we would compromise and agree to a standstill under which we cannot acquire shares, make an unsolicited offer or sponsor a proxy fight during the standstill period.

  What we advised we were not prepared to do was to restrict our ability to publicly disclose the existence and terms of our proposal if we could not come to an agreement with the board of directors on a transaction during the exclusivity period. We requested this in part because we became worried about non-engagement by the board and that a standstill could be used to "just say no" for the full duration of the standstill period.
  You indicated that the board of directors cannot, in the best interests of the Company and its stakeholders, grant us exclusivity before we have completed any due diligence. This is incorrect.

    We have advised that we have already completed substantial due diligence.
    There is nothing at law or otherwise that requires you to decline our proposed compromise form of exclusivity. Our proposal is compelling and in the best interests of the Company and its stakeholders. Further, we understand that the Company has run a number of unsuccessful processes in the past and we know that you are currently considering at least one other alternative transaction so the board of directors is fully aware of the available alternatives. In fact, we understand that the Company has previously agreed to exclusivity as part of at least one of those processes.
    You initially explained to us that you could not grant exclusivity because the board of directors is considering a competitive alternative transaction and that you were in the midst of a search for a new CEO. We considered this and advised you on March 10th that the board could continue to pursue the alternative transaction and your CEO search during the exclusivity period, provided that you did not enter an agreement for an alternative transaction or hire a CEO during this period (but could do so without restriction after this period). On March 14th, you advised that the board of directors could not agree to exclusivity because you had other alternative transactions. We considered this and advised that we would be prepared to consider fully carving out your continued negotiation of other pre-existing bona fide transactions from the exclusivity restrictions. We believed these were all reasonable compromises, which you have now indicated are not acceptable. We have been very clear and consistent since we made our initial proposal that we would require some form of exclusivity, as we are not prepared to be involved in a process where our proposal is "shopped”. What is clear to us now is that is exactly what the board of directors wants to be able to do; otherwise you would have accepted our reasonable compromises.

We believe that we would be excellent stewards of the Company for the reasons previously articulated and that our February 21st proposal is in the best interests of the Company and all its stakeholders. Further, our all-cash premium proposal that is not contingent on financing is extremely attractive to shareholders and we believe it is not comparable to any other transactions you are considering at this time.

We have considered your letter. We are not prepared to agree to the onerous standstill provisions you have requested. We have made several constructive and reasonable compromise proposals, all of which you have rejected. We believe that your shareholders will be very disappointed by your delays and ultimately the positions you have taken.

Sincerely,

WASHINGTON CORPORATIONS
/s/
Lawrence R. Siskins, President

March 19, 2017

Lawrence R. Siskins, President
Washington Corporations
Post Office Box 16630
Missoula, Montana
USA 59808

Dear Larry,

The board has received your response. Regrettably, your letter distorts the facts.

By any measure your requested exclusivity period was lengthy, and we have consistently indicated that we were not prepared to grant it to you at this stage. You made it clear to us in our discussions that you have not conducted technical diligence on our unique assets, and that you do not have familiarity with the diamond industry. Any past dealings by the Company are simply not relevant to your present request, and would moreover be subject to an obligation of confidentiality.

You have refused to agree to a customary standstill, and you have insisted on being granted an unwarranted veto over decisions that are at the sole discretion of the board, including, among other things, our ability to choose and install a Chief Executive Officer.

The board considered, responsibly and in good faith, your unsolicited and conditional proposal, and invited you to present to a full in-person meeting of the board and our advisors on March 9, 2017. While we believe that your proposal does not recognize the full value of the Company, we are, and have been, prepared to work constructively with you and allow you to conduct the due diligence that you have requested, on standard and market customary terms that protect the Company and its stakeholders. It is unfortunate and surprising that you have refused to so do.

Entering into discussions on customary terms would surely allow for both parties to work together constructively to determine if an acceptable proposal is within the capabilities of the Washington Group.

Sincerely,

Dominion Diamond Corporation
/s/
James K. Gowans
Chairman

TD Securities Inc. is acting as financial advisor to the Company, Stikeman Elliott LLP is acting as legal advisor and Kingsdale as strategic advisors.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and also owns 40% of the Diavik Diamond Mine. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Investors:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media:
DFH Public Affairs
John Vincic, 416-206-0118 x224
or
US Media:
Gagnier Communications
Dan Gagnier, 646-569-5897